HIVE Blockchain Announces 5 to 1 Share Consolidation Effective at Market Open May 24, 2022

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - May 24, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") announces that, further to its press release dated May 10, 2022, the Company will be proceeding with the consolidation (the "Consolidation") of its common shares ("Common Shares") on the basis of five (5) pre-Consolidation Common Shares for one (1) post-Consolidation Common Shares. The Common Shares will commence trading on the TSX Venture Exchange ("TSXV") and Nasdaq on a post-Consolidation basis effective at market opening on May 24, 2022. As of the date hereof, there are 411,209,923 Common Shares issued and outstanding. On a post-Consolidation basis, the Company shall have approximately 82,241,984 Common Shares issued and outstanding. The Company will not be changing its name or stock symbols in connection with the Consolidation. Completion of the Consolidation is subject to the receipt of all necessary regulatory approvals including the approval of the TSX Venture Exchange, and pursuant to the Business Corporations Act (British Columbia) and the articles of the Company. Shareholder approval of the Consolidation is not required.

No fractional Common Shares will be issued as a result of the Consolidation. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Consolidation will be rounded down to the nearest whole Common Share, and any fractional interest in Common Shares that is equal to or greater than 0.5 of a Common Share will be rounded up to the nearest whole Common Share.

Registered shareholders will receive a letter of transmittal from the Company's transfer agent, Computershare Investor Services Inc., providing instructions on how to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates or Direct Registration Advice (DRS) representing post-Consolidation common shares to which they are entitled as a result of the Consolidation. No action is required by non-registered shareholders (shareholders who hold their common shares through an intermediary) to affect the Consolidation.

Warrants

There are currently 9,585,250 Common Share purchase warrants originally issued by the Company on November 30, 2021 (the "HIVE Warrants") listed for trading on the TSXV (TSXV: HIVE.WT). As a result of the Consolidation, the number of listed HIVE Warrants outstanding shall not be altered; however, the exercise terms shall be adjusted in accordance with the terms of the warrant indenture dated November 30, 2021, such that on a post-Consolidation basis, five (5) HIVE Warrants shall be exercisable for one (1) post-Consolidation Common Share, upon the payment of an adjusted price of CAD$30.00. Consequently, holders of HIVE Warrants will be entitled to receive one (1) post-Share Consolidation Common Share upon exercising five (5) HIVE Warrants and paying an aggregate of CAD$30.00.

Frank Holmes, Executive Chairman of HIVE stated, "HIVE has accomplished an incredible amount over the past few years. Today we're one of the most profitable and fastest-growing crypto miners in the world."

"Despite our record profitability, HIVE shares trade at around a 2.2 P/E ratio as of May 23, 2022. This share consolidation will allow us to remove some of the penny stock stigma and allow us to engage more institutional investors."

Mr. Holmes continued, "We believe that eventually the market will recognize HIVE's value proposition, but at the same time we accept that further volatility may be in the cards. Either way, we'll continue on with our work. We encourage all shareholders to watch our May 19, 2022, Corporate Update webcast from last week here where we discuss our progress and the benefits to come from the share consolidation."

Darcy Daubaras, CFO of HIVE, added, "Our goal is to efficiently allocate shareholder capital, and we think our track record shows that. Look at our Bitcoin mining operations, which have all been built or acquired over the past 2 years, and now account for roughly 2/3rds of our revenue."

Mr. Daubaras continued, "HIVE remains highly profitable, and this consolidation should create more institutional visibility for our shares."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy. We mine Bitcoin and Ethereum using primarily clean, cheap hydroelectric power in Canada, Sweden, and Iceland.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. We are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; statements and information regarding: (i) the completion and potential benefits of the Consolidation; (ii) the expected number of common shares issued and outstanding following the Consolidation; (iv) the timing and anticipated effective date of the Consolidation; and (v) TSX Venture Exchange approval, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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